January 30, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: Mr. Peter McPhun, Accounting Branch Chief

RE: American Church Mortgage Company

Form 10-K for fiscal year ended December 31, 2013

Filed March 28, 2014

File No. 000-25919

Mr. McPhun:

This letter responds to your letter dated January 21, 2015. The responses address the Staff’s comments relating to American Church Mortgage Company’s (the “Company”) Form 10-K for the year ended December 31, 2013. For the Staff’s convenience, each response is preceded by the Staff Comment.

Comment 1. We note your disclosure on page 22 that Stockholders’ equity decreased in 2013 primarily due to distributions in the form of dividends. In future Exchange Act periodic reports, please discuss the relationship between total distributions paid and cash flow from operations. Also include the source of any shortfall. In addition, if there is a shortfall, please include a risk factor related to dividend coverage that specifies the percentage coverage.

We will disclose in all future filings the relationship between total distributions paid and cash flow from operations, including the source of any shortfall. If there is a shortfall, we will include a risk factor related to dividend coverage that specifies the percentage of coverage.

Comment 2. We note your disclosure on page 24 that funds from maturing loans will equal or exceed your obligations due on your certificates during 2014. In future Exchange Act periodic reports, please discuss in this section the contractual amounts of the maturing loans and certificates during the next fiscal year.

We will include in all future filings a discussion in the section regarding the contractual amounts of maturing loans and certificates during the next fiscal year.

Comment 3. We have considered your response to our prior comment two. With respect to your loans that exceed 90 days past due and continue to accrue interest, please provide us with the following information on a loan by loan basis as of December 31, 2013 and September 30, 2014:

•	The unpaid principal balance of the loan
•	The amount of accrued but unpaid interest on the loan for the period
•	The total amount of accrued but unpaid interest on the loan
•	The number of payments the borrower has missed
•	The dates of the missed payments by the borrower
•	The date the last payment was received from the borrower

In addition, please expand your MD&A disclosure to include a discussion of the increasing trend in the amount of loans that exceed 90 days past due and continue to accrue interest.

As of December 31, 2013, the Company had six loans that were three or more payments in arrears. The following table provides the detail of these six loans.

Name of Borrower	Outstanding Balance as of 12/31/2013	Amount of Accrued but unpaid Interest for the period	Amount of Accrued but unpaid Interest since Inception	Number of Payments missed	Dates of missed payments	Date last payment was received
Freewill Christian Center	$487,128.00	$21,015.44	$26,973.22	7	07/22/12, 01/22/13, 08/22/13, 09/22/13, 10/22/13, 11/22/13, 12/22/13	07/22/13
Christ Wonderful World Outreach	$452,614.00	$5,953.66	$27,939.32	6	10/03/08, 04/03/09, 06/03/11, 11/03/11, 05/03/13, 01/03/13	12/03/13
Norman Quintero Ministries	$292,674.00	$2,598.18	$3,928.27	3	08/10/12, 10/10/13, 02/10/13	11/10/13
Norman Quintero Ministries (Kiest Blvd.)	$681,449.00	$9,083.61	$9,173.61	3	01/10/13, 07/10/13, 10/10/13	12/10/13
Anchored In Faith Ministries	$677,550.00	$0.00	$3,987.27	3	10/10/09, 01/10/11, 10/10/12	12/10/13
New Life Community Church	$645,085.00	$10,500.00	$45,240.00	15	06/30/10, 08/30/10, 10/30/10, 12/30/10, 06/30/11, 07/30/11, 08/30/11, 09/30/11, 10/30/11, 11/30/11, 09/30/12, 11/30/12, 06/30/13, 10/30/13, 11/30/13	12/30/13

As of September 30, 2014, the Company had ten loans that were three or more payments in arrears. The following table provides the detail of these ten loans.

Name of Borrower	Outstanding Balance as of 09/30/2014	Amount of Accrued but unpaid Interest for the period	Amount of Accrued but unpaid Interest since Inception	Number of Payments missed	Dates of missed payments	Date last payment was received
Freewill Christian Center (1)	$489,766.00	$2,638.48	$29,611.70	8	07/22/12, 01/22/13, 08/22/13, 09/22/13, 10/22/13, 11/22/13, 12/22/13, 03/22/14	09/24/14
Christ Wonderful World Outreach	$436,851.00	$30.00	$27,969.32	6	10/03/08, 04/03/09, 06/03/11, 11/03/11, 05/03/13, 01/03/13	09/03/14
Norman Quintero Ministries	$295,332.00	$2,658.18	$6,645.45	5	08/10/12, 10/10/13, 02/10/13, 08/10/14, 09/10/14	07/10/14
Norman Quintero Ministries (Kiest Blvd.)	$690,622.00	$9,173.61	$18,347.22	6	01/10/13, 07/10/13, 10/10/13, 03/19/14, 08/14/14, 09/14/14	07/14/14
Anchored In Faith Ministries	$675,370.00	$5,366.69	$21,487.57	4	10/10/09, 01/10/11, 10/10/12, 09/10/14	07/10/14
New Life Community Church (2)	$661,673.00	$4,560.00	$48,500	17	06/30/10, 08/30/10, 10/30/10, 12/30/10, 06/30/11, 07/30/11, 08/30/11, 09/30/11, 10/30/11, 11/30/11, 09/30/12, 11/30/12, 06/30/13, 10/30/13, 11/30/13, 05/30/14, 08/30/14	09/26/14
Praise Christian Center Church (3)	$425,243.00	$15,620.00	$17,650.00	6	02/12/12, 03/24/14, 05/21/14, 06/21/14, 07/21/14, 08/21/14	02/21/14
Hope For You Family Life Ctr.	$468,339.00	$7,789.16	$15,240.40	4	10/29/13, 11/29/13, 07/29/14, 08/29/14	09/29/14
Covenant Love Christian Ctr.	$732,989.00	$12,953.09	$14,324.12	3	12/10/13, 04/14/14, 07/10/14	09/22/14
Bethany Uniting Faith Church (4)	$168,572.00	$8,129.40	$8,129.40	4	06/11/14, 07/11/14, 08/11/14, 09/11/14	05/11/14

1)	Stopped accruing interest on Freewill Christian Center in April 2014. Loan declared to be in default during the fourth quarter 2014. Foreclosure is commencing in 2015.

2)	New Life Community Church had a fire in 2010 and they were out of their building for approximately 1 year. We plan to provide forbearance to them in 2015 as long as they continue to perform on their loan.

3)	A purchase agreement has been signed in January 2015. The Church is selling their property to a developer. ACMC will recover all funds due and payable.

4)	Stopped accruing interest beginning January 1, 2015. Church is in foreclosure.

We will expand our MD&A disclosure in future filing to include a discussion of the increasing trend in the amount of loans that exceed 90 days past due and continue to accrue interest.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing and acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Scott J. Marquis
Scott J. Marquis
Chief Financial Officer & Treasurer